EXHIBIT 99.1


            TELEWEST COMMUNICATIONS PLC (THE "COMPANY") BOARD CHANGE

15-08-2003

Telewest Communications plc announces that Mark Luiz, group finance director, will be leaving the Company and resigning as a director of the Company with effect from 31 October 2003. Neil Smith, currently deputy group finance director will become group finance director. This will not be a board appointment.

Cob Stenham, Chairman said:

"We thank Mark Luiz for all he has done since joining Flextech in 1988 and for his contribution to the Company since the merger with Flextech in 2000".

Enquiries:
Jane Hardman Director of corporate communications 0207 299 5888
Mary O'Reilly Media relations manager 0207 299 5888